OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response . . . 11

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rokwader, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

77543T
(CUSIP Number)

Mr. Yale Farar, 23950 Craftsman Road, Calabasas, CA 91302, (818) 591-8333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Copy to)
William B. Barnett, Esq.
Law Offices of William B. Barnett
21550 Oxnard Street, Suite 200, Woodland Hills, CA 91367
Telephone (818) 595-7717 Facsimile (818) 999-2269

August 16, 2007, September 26, 2007 and August 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 77543T
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Brooktide, LLC (EIN: 88-0355270)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6.	Citizenship or Place of Organization: Brooktide, LLC was organized in the State of Nevada.
Number of Shares	7. Sole Voting Power	1,647,214
Beneficially Owned	8. Shared Voting Power
by Each Reporting	9. Sole Dispositive Power	1,647,214
Person With:	10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,214
12.	Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
13.	Percent of Class Represented by Amount in Row 11 74.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 77543T
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Yale Farar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6.	Citizenship or Place of Organization: United States
Number of Shares	7. Sole Voting Power	1,647,214
Beneficially Owned	8. Shared Voting Power
by Each Reporting	9. Sole Dispositive Power	1,647,214
Person With:	10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,214 (1)
12.	Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
13.	Percent of Class Represented by Amount in Row 11 74.9%
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 1,647,214 shares of Common Stock owned by Brooktide, LLC, which is a limited liability corporation organized in Nevada and of which Mr. Farar is the principal owner and sole Manager. As sole Manager, Mr. Farar has voting and investment power over these shares.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Rokwader, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located 23950 Craftsman Road, Calabasas, CA, 91302.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Yale Farar and Brooktide, LLC, of which Mr. Farar is the principal owner and sole Manager. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) Mr. Farar’s principal office is located at 23950 Craftsman Road, Calabasas, CA, 91302. The address for Brooktide, LLC is 2050 Russett Way, Carson City, Nevada 89703.

(c) Mr. Farar is the President and Director of the Issuer and is the President and primary stockholder of Primario Financial, a secured lender in real estate through which he holds a California consumer financial license. Since April 1996, Mr. Farar has also been the manager and principal owner of Brooktide, LLC, the controlling stockholder of the Issuer. Brooktide, LLC is owned by, and engages in investment and estate-planning activities for, Mr. Farar and members of his family. Neither Primario Financial, nor any other company affiliated with Mr. Farar other than Brooktide, LLC, has any relationship with the Issuer.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any.)

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Farar is a citizen of the United States. Brooktide, LLC is organized under the laws of the state of Nevada, United States.

Item 3. Source and Amount of Funds or Other Consideration

Brooktide, LLC, a Nevada limited liability company of which Mr. Farar is the principal owner and sole Manager, purchased 1,234,500 shares of the Issuer’s common stock in March 2005, in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The 1,234,500 shares of common stock were issued on March 30, 2005, for cash consideration of approximately $0.08 per share for an aggregate investment of $98,760. The source of funds for this purchase was working capital of Brooktide, LLC, funded in part by personal funds of Mr. Farar.

On August 16, 2007, Reporting Persons, converted Promissory Notes in the aggregate amount of $280,000 into 1,000,000 shares of the Issuers common stock. The source of funds loaned to the Issuer in the amount of $280,000 was from personal funds of the Reporting Persons.

On September 26, 2007 in order to assist the Issuer in providing a fair and reasonable (i) percentage ownership of the Issuer and (ii) share price, for potential future investors, the Reporting Persons contributed back to the Issuer 544,286 shares of its common stock. The Issuer cancelled and returned the shares of common stock to the authorized but unissued status.

On August 26, 2008, the Reporting Persons gifted 43,000 shares of its common stock of the Issuer.

The net effect of the August 16, 2007, September 26, 2007 and August 26, 2008 transactions was to increase the Reporting Persons shares of Issuer’s common stock by 412,714 shares.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons for the purpose of providing funding to the Issuer was initial to facilitate its founding, and subsequently, to help with the expansion of the Issuer’s business. See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Persons may acquire additional shares of common stock of the Issuer in the future. Except as set forth in this Schedule, neither of the Reporting Persons have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D. However, the Reporting Persons may, from time to time, review or reconsider their positions with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a)   The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b)   The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships with respect to the shares held by the Reporting Persons.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2008

/s/ Yale Farar
Yale Farar

Brooktide, LLC

/s/ Yale Farar
By: Yale Farar
Title: Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Rockwader, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: August 26, 2008

/s/ Yale Farar
Yale Farar

Brooktide, LLC

/s/ Yale Farar
By: Yale Farar
Title: Manager